UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 24, 2002

BY FACSIMILE AND U.S. MAIL

John W. Gerstmayr, Esquire
Ropes & Gray
One International Place
Boston, MA 02110-2624

Re: Putnam High Income Convertible and Bond Fund
File No. 811-5133
Shareholder Proposal of Robert P. Laukat

Dear Mr. Gerstmayr:

In a letter dated January 8, 2002, you notified the staff of the Securities and Exchange Commission that the Putnam High Income Convertible and Bond Fund ("the Fund") proposes to omit from its proxy materials for its 2002 annual meeting a shareholder proposal ("the Proposal") submitted by Mr. Robert P. Laukat (the "Proponent").[1] The Proposal provides:

> RESOLVED: That the shareholders of the Putnam High Income Convertible and Bond Fund, assembled in annual meeting in person and by proxy recommend that the board of directors terminate the investment advisory agreement between Putnam Management and the Fund when the current contract expires, and at such time solicit offers from selected advisors, including Putnam, to evaluate the cost and the ability of the candidates to perform for the benefit of the shareholders.
>
> At the same time, the board should make a comprehensive study of the cost of operating the Fund with a view to reducing compensation to any future manager.

You request our assurances that we would not recommend enforcement action if the Fund omits the Proposal in reliance on Rules 14a-8(i)(1) and (7) under the Securities Exchange Act of 1934 (the "1934 Act"), and omits the supporting statement pursuant to Rules 14a-8(i)(3) and 14a-9 under the 1934 Act.

Omission of the Proposal Based on Rule 14a-8(i)(1)

You argue that the Fund may exclude the Proposal under the provision of Rule 14a-8(i)(1) which permits the omission of a proposal that is not a proper subject for

[1] We also received and considered the Proponent's letter of January 14, 2002.

CRGH

shareholder action under the laws of the jurisdiction of the issuer's organization. You argue that the proposal is not a proper subject for shareholder action under Massachusetts law because the Proposal will not be included on the notice for the 2002 meeting as one of the purposes of the meeting, and the Fund's Declaration of Trust does not give shareholders the power to make recommendations to the Trustees on managing the business of the Fund.

We cannot assure you that we would not recommend enforcement action if the Fund excludes the Proposal in reliance upon Rule 14a-8(i)(1). You argue that since the Declaration of Trust places the exclusive power to manage the affairs of the Fund in the Trustees, the Declaration of Trust precludes shareholder recommendations. We disagree. A precatory proposal does not usurp the Trustees' power. You cite several Massachusetts cases for the proposition that shareholders rights are determined by the trust documents, see, e.g., State St. Trust Co. v. Hall, 311 Mass. 299, 305-07 (1942), but in our view, none of these cases address precatory proposals such as this one.[2] We therefore are unable to concur with your view that the Fund may exclude the Proposal under Rule 14a-8(i)(1).

You also argue that shareholders have no right under Massachusetts law to determine the matters to be included in the notice of the annual meeting. Yet, Rule 14a-8 precludes omission of shareholder proposals except "[u]nder a few specific circumstances." As this proposal does not fall within the exceptions found in Rule 14a-8, we believe the trustees may omit neither the Proposal nor notice of it. We therefore are unable to concur with your view that the Fund may exclude the Proposal under Rule 14a-8(i)(1) because the Board will not put it on the notice.

Omission of the Proposal Based on Rule 14a-8(i)(7)

Part of the Proposal recommends that the board "evaluate the cost and the ability of the candidates to perform for the benefit of the shareholders" and conduct a study of Fund operating costs "with a view to reducing compensation to any future fund manager." You assert that since this recommendation concerns the ordinary business operations of the Fund, the entire Proposal should be omitted pursuant to Rule 14a-8(i)(7). Subparagraph (7) permits the exclusion of a shareholder proposal if "the proposal deals with a matter relating to the company's ordinary business operations." You state that conducting a study of Fund operating costs is part of the ordinary business operations of the Fund since Sections 15(a)(2) and 15(c) of the Investment Company Act of 1940 impose a similar obligation. Thus, you argue the entire Proposal may be excluded under Rule 14a-8(i)(7).

---

[2] See Rule 14a-8(i)(1) Note ("We assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."). Indeed, as you recognize in your letter, had this Proposal been mandatory, the Fund could not omit it in reliance on Rule 14a-8(i)(1). The New Germany Fund, Inc., (pub. avail. May 8, 1998); The Emerging Mexico Fund, Inc., (pub. avail. May 8, 1998).

We are unable to concur with your view that the Fund may exclude the Proposal under Rule 14a-8(i)(7). The Proponent has submitted a proposal recommending the termination of the advisory contract and the solicitation of bids. The recommendation to conduct a study of the cost of operating the Fund "with a view to reducing compensation to any future fund manager" is part of the Proposal. The staff considers whether the subject matter of a study involves a matter of ordinary business in applying Rule 14a-8(i)(7). Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983). This Proposal concerns the investment advisory contract of the Fund, a matter not considered an ordinary business matter. Clemente Global Growth Fund, (pub. avail. Feb. 14, 1997); The Charles Allmon Trust, Inc., (pub. avail. June 10, 1994).

Omission of the Supporting Statement Based on Rules 14a-8(i)(3) and 14a-9

You assert that because the Proponent's supporting statement is materially misleading, the Fund may omit the entire supporting statement pursuant to Rule 14a-8(i)(3). This rule allows a company to exclude a proposal that violates any of the Commission's proxy rules, including Rule 14a-9 under the 1934 Act, which prohibits materially false and misleading statements in proxy soliciting materials.

We are unable to concur with your view that the Fund may omit the entire supporting statement under Rule 14a-8(i)(3). Although there may be some basis for your belief that portions of the supporting statement may violate Rule 14a-9, we believe that the Proponent may cure the potential violations by revising his supporting statement. In our view, the Proponent should:

- Either revise the first sentence of the second paragraph to state that the total annual expenses for the Fund were $1,239,706 or 1.11%, or that the compensation paid to Putnam Management for fiscal year 2000 was $839,677 or .75% of the average net assets of the Fund. [3]

- Revise the first sentence of the third paragraph following the language "Vanguard's Convertible Securities Fund," by inserting the phrase "an open-end fund."
- Further revise the first sentence of the third paragraph to accurately reflect either a management fee of .54% for the Vanguard Convertible Securities Fund for the year 2000, or its total annual expenses as .56%. [4]

Accordingly, unless the Proponent provides the Fund with a supporting statement revised in this manner within seven calendar days after receiving this letter, we will

[3] According to the Fund's annual report for the year ended August 31, 2000.

[4] According to the March 19, 2001, prospectus for the Vanguard Convertible Securities Fund.

not recommend enforcement action to the Commission if the Fund omits only these portions of the Proponent's supporting statement from its proxy materials in reliance on Rule 14a-8(i)(3).

* * * * *

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments regarding this matter, please contact the undersigned at (202) 942-0638.

Sincerely,

Linda B. Stirling
Senior Counsel

cc: Robert P. Laukat (by facsimile and U.S. Mail)

ROPES & GRAY
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
PHONE (617) 951-7000
FAX (617) 951-7050

DIRECT DIAL: (617) 951-7393
JGERSTMAYR@ROPESGRAY.COM

January 8, 2002

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Putnam High Income Convertible and Bond Fund – Intention to Omit Shareholder Proposal of Robert Laukat

Ladies and Gentlemen:

We are writing as counsel to Putnam High Income Convertible and Bond Fund (the "Fund") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Fund hereby notifies the U.S. Securities and Exchange Commission (the "Commission") of its intention to exclude from its proxy statement and form of proxy (the "Proxy Materials") for the Fund's 2002 Annual Meeting of Shareholders (the "2002 Annual Meeting"), the shareholder proposal and supporting statement (the "Shareholder Proposal") submitted to the Fund by Robert Laukat (the "Proponent"). A copy of the Shareholder Proposal is attached hereto as Exhibit A.

The proposed resolution included in the Shareholder Proposal states as follows:

Resolved, that the shareholders of the Putnam High Income Convertible and Bond Fund, assembled in annual meeting in person and by proxy recommend that the board of directors terminate the investment advisory agreement between Putnam Management and the Fund when the current contract expires, and at such time solicit offers from selected advisors, including Putnam, to evaluate the cost and the ability of the candidates to perform for the benefit of the shareholders.

At the same time, the board should make a comprehensive study of the cost of operating the Fund with a view to reducing compensation to any future fund manager.

For the reasons stated below, the Fund deems it proper to exclude the Shareholder Proposal from its Proxy Materials pursuant to Rules 14a-8(i)(1), (3) and (7) under the Exchange Act. The Fund intends to file its definitive Proxy Materials with the Commission on or about April 1, 2002. In compliance with Rule 14a-8(j) of the Exchange Act, this letter, which states the Fund's reasons for excluding the Shareholder Proposal, is being filed no later than 80 calendar days before the Fund files its definitive Proxy Materials with the Commission.

1. The Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Massachusetts law.

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded from a company's proxy materials "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Shareholder Proposal is not a proper subject for action by shareholders under Massachusetts law because (1) the Shareholder Proposal will not be one of the purposes of the Fund's 2002 Annual Meeting as specified in the call or notice of such meeting and (2) the shareholders do not have the power under the Fund's Agreement and Declaration of Trust (the "Declaration of Trust") to provide recommendations to the Trustees on managing the business of the Fund.

A. The Shareholder Proposal will not be included as one of the purposes of the 2002 Annual Meeting.

The Fund is a Massachusetts business trust that was formed on April 28, 1987. It is governed by Chapter 182 of the Massachusetts General Laws and by its Declaration of Trust. Chapter 182 of the Massachusetts General Laws primarily governs procedural matters relating to notice and filing requirements. See Mass. Gen. Laws Ann. ch. 182, § 1 et seq. (West, WESTLAW through Oct. 15, 2001). Under Massachusetts law, the Declaration of Trust represents a valid and binding contract establishing the rights and obligations of the Trustees of the Fund and its shareholders. See State St. Trust Co. v. Hall, 311 Mass. 299, 305-07 (1942); Gutelius v. Stanbon, 39 F.2d 621, 624-25 (D. Mass. 1930); Williams v. Milton, 215 Mass. 1, 10 (1913); see also Annotation, Massachusetts or Business Trusts, 156 A.L.R. 22, 30 (1945) ("[a Massachusetts business trust] is created by the voluntary act of the parties and is based on contract"). Article IV, Section 3 of the Declaration of Trust states that "the Trustees may adopt Bylaws not inconsistent with this Declaration of Trust providing for the conduct of the business of the Trust...." Accordingly, the rights of shareholders of the Fund under Massachusetts law are determined solely by reference to these documents. See State St. Trust Co., 311 Mass. at 305 (rights of shareholders of a Massachusetts business trust depends upon the provisions of the declaration of trust); see also Gutelius, 39 F.2d at 624-25 (court looks to declaration of trust to delineate the rights of shareholders over trust property); Williams, 215 Mass. at 10 (rights of shareholders defined in declaration of trust). The pertinent provisions of these documents are attached as Exhibit B.

The only matters that may be considered at the Fund's 2002 Annual Meeting are the election of the Trustees (as provided in Article IV, Section 1 of the Declaration of Trust) and such other matters as the Trustees of the Fund may specify in the call of the meeting (as provided in Section 11.1 of the Bylaws). In all cases, Article V, Section 2 of the Declaration of Trust requires that the specific purposes for which a meeting is called must be stated in the notice of the meeting. Shareholders of the Fund have no right under Massachusetts law to determine the matters to be proposed at an annual meeting or to act on any matter not stated in the notice of the meeting.[1] See State St. Trust Co., 311 Mass. at 305-06; Williams, 215 Mass. at 10. Shareholders holding a sufficient percentage of the Fund's shares do have the right, as set forth in the Article V, Section 2 of Declaration of Trust, to call a separate meeting for an otherwise permissible purpose. Since the Trustees do not intend to designate the Shareholder Proposal as one of the purposes of the 2002 Annual Meeting, the Shareholder Proposal will not be included in the notice of meeting. Accordingly, the Shareholder Proposal will not be a proper matter for shareholder action under Massachusetts law. See State St. Trust Co., 311 Mass. at 305-06.

B. The shareholders do not have the power under the Declaration of Trust to provide recommendations to the Trustees on managing the business of the Fund.

The Shareholder Proposal is not a proper subject for action by shareholders under Massachusetts law because, under the Fund's Declaration of Trust, the shareholders do not have the power to provide recommendations to the Trustees on managing the business of the Fund. See State St. Trust Co., 311 Mass. at 305-06; Williams, 215 Mass. at 10. The Shareholder Proposal recommends that the Trustees terminate the investment management contract with Putnam Investment Management, LLC ("Putnam Management") when the contract expires, implement a process for selecting and evaluating the Fund's investment advisor, conduct a comprehensive examination of the costs of operating the Fund, and incorporate the results of such a study in the negotiations of the investment management contract.

Article IV, Section 3 of the Declaration of Trust states: "Subject to the provisions of this Declaration of Trust, the business of the Trust shall be managed by the Trustees, and they shall have all powers necessary or convenient to carry out that responsibility (emphasis added)." Article V, Section 1 of the Declaration of Trust provides that the shareholders have the power to

[1] Inasmuch as the vast majority of shareholder proposals challenged under Rule 14a-8 (i)(1) likely involve Delaware corporations, it is worth noting that Delaware law is quite different in this regard. There is no requirement under the Delaware Corporation Law that the notice of meeting contain any statement of the matters to be acted on. Moreover, Section 211(b) of the Delaware Corporation Law states that, in addition to the election of directors, "[a]ny other proper business may be transacted at the annual meeting." See Del. Code Ann. tit. 8 § 211(b) (West, WESTLAW through 2000 Regular Session).

vote only with respect to certain specific enumerated matters (e.g., election of Trustees and approval of a contact entered into between the Trustees and an investment manager) and such other matters "as the Trustees may consider necessary or desirable".[2] The Declaration of Trust does not give the shareholders the power to recommend, by a shareholder vote, the manner by which the Trustees select the Fund's investment advisor or negotiate the terms of the investment management contract. See State St. Trust Co., 311 Mass. at 305-06.

The foregoing conclusions are supported by the Commission Staff's response in Hospital Mortgage Group. See Hospital Mortgage Group, SEC No-Action Letter, 1979 WL 11381 (May 21, 1979). There, the Commission Staff considered shareholder proposals that called for the liquidation of the trust, the distribution of all the proceeds to the shareholders, and the purchase of 200,000 shares of the trust through a tender offer. The trust argued and the Commission Staff agreed (under the predecessor to Rule 14a-8(i)(1)) that the express provisions of the declaration of trust did not authorize the shareholders to call for these actions. The trust noted that the declaration of trust gives the Trustees exclusive and absolute power in all matters to deal with the trust's property and to manage and conduct its business as fully as if the trustees were the sole and absolute owners of the trust's property. Further, according to the declaration of trust, the shareholder proposal did not present a proper subject for shareholder action at its annual meeting. In particular, the trust noted that, under the declaration of trust, proper business for action at annual meetings included the election of trustees and other business that the trustees may determine. Because the annual meeting was not called for the purpose of considering the shareholder proposals, the proposals were not a proper subject for shareholder action at the trust's annual meeting.

In two other circumstances, business trusts sought to exclude shareholder proposals based upon similar arguments.[3] See Eastern Enterprises, SEC No-Action Letter, 1999 WL 98613 (Feb. 17, 1999) (Massachusetts business trust sought to exclude a proposal to amend the declaration of trust to preclude the board of trustees from adopting a common stock rights agreement unless it was first approved by a majority of the shareholders); Greit Realty Trust, SEC No-Action Letter, 1980 WL 14300 (Mar. 12, 1980) (Pennsylvania business trust sought to exclude a proposal that

[2] This careful delimitation of the voting rights of shareholders serves an important and legitimate business purpose. When shareholders participate in the control and management of a business trust, they incur the risk that they will be treated as partners with potential personal liability for the obligations of the trust rather than merely as owners of beneficial interests in the trust property. See First Nat'l Bank of New Bedford v. Chartier, 305 Mass. 316, 320 (1940); Frost v. Thompson, 219 Mass. 360, 365-66 (1914). The mere existence of shareholders' power to direct the Fund's Trustees in the management of a business trust could expose shareholders to such liability. See Richard W. Southgate & Donald W. Glazer, Massachusetts Corporation Law & Practice § 17.6 (1999).

[3] The Fund also sought to exclude a shareholder proposal submitted by the Proponent for the Fund's 2001 annual meeting (the "2001 Proposal") on similar grounds. In a letter dated March 13, 2001, the Commission Staff stated that it would not recommend enforcement action if the Fund excluded the 2001 Proposal in reliance on Rule 14a-8(i)(6) and expressed no opinion on the Fund's arguments for exclusion under Rule 14a-8(i)(1). See Putnam High Income Convertible and Bond Fund, SEC No-Action Letter, 2001 WL 333216 (Apr. 6, 2001).

requested the board of trustees to consider the advisability of effecting a dissolution of the trust and distributing the proceeds to the shareholders). In both cases, the trusts argued that the shareholder proposals were inconsistent with the provisions of their declarations of trust. In each case, the Commission Staff cited the lack of any decided legal authority and determined not to express a view with respect to the application of Rule 14a-8(i)(1). In each case, the shareholder proposals were ultimately excluded from the trusts' proxy materials in reliance on opinions of counsel. In this case, however, the Fund believes that it has pointed to sufficient legal authority to warrant a determination by the Commission Staff permitting the Fund to exclude the Shareholder Proposal under Rule 14a-8(i)(1).

2. <u>The Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Fund's ordinary business operations.</u>

Rule 14a-8(i)(7) provides that a company may exclude a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Shareholder Proposal may be excluded under Rule 14a-8(i)(7) because it relates, in part, to the evaluation of the cost of operating the Fund – a matter directly affecting the Fund's ordinary business operations.

The Shareholder Proposal would have the Trustees "make a comprehensive study of the cost of operating the Fund with a view to reducing compensation to any future fund manager." Evaluating the cost of operating the Fund is a central part of the Trustees' role in managing the Fund's affairs. Under Sections 15(a)(2) and 15(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), the Trustees are required at least annually to approve the terms of the management contract with Putnam Management (the "Management Contract"). Section 15(c) of the 1940 Act imposes an affirmative duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment advisor of such company." The evaluation of the cost of operating the Fund is always relevant to the Trustee's consideration of the terms of the Management Contract and is a part of the ordinary business operations of the Fund. Further, the Commission has made it clear that proposals requesting registrants to investigate and prepare reports or studies are excludable under Rule 14a-8(i)(7) if the subject matter of the investigation involves a matter of ordinary business. <u>See</u> Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091, 1983 SEC LEXIS 1011 (Aug. 16, 1983).

The present circumstances are similar to those in Tri-Continental Corp. <u>See</u> Tri-Continental Corp., SEC No-Action Letter, 1996 WL 271444 (Mar. 4, 1996). There, the fund sought to exclude a proposal that requested the board of directors to study whether the investment company's investment manager was providing the best possible portfolio management for the fund, suggested that such study identify other fund managers who have achieved better results, and if necessary, authorized the board to take steps to replace the manager. The fund argued, and the Commission Staff agreed, that it could exclude the proposal under the predecessor to Rule 14a-8(i)(7) because, under Section 15 of the 1940 Act, the board of directors was already required to evaluate information similar to the information suggested by the proposal.

Therefore, because the proposal, in part, deals with a matter relating to the Fund's ordinary business operations, it may be excluded under Rule 14a-8(i)(7). Further, the Fund is entitled to exclude the entire proposal, even if a single element of the proposal relates to ordinary business matters, based on the Commission Staff's position that it does not permit revisions to shareholder proposals under Rule 14a-8(i)(7)'s ordinary business exception. See 7-Seven Fund, Inc., SEC No-Action Letter, 1999 WL 1447299 (Nov. 3, 1999); Chrysler Corp., SEC No-Action Letter, 1998 WL 75790 (Feb. 18, 1998).

The Fund recognizes that Section 15(a)(3) of the 1940 Act confers independent authority on a registered investment company's shareholders to terminate an investment advisory agreement on not more than 60 days' written notice to the investment adviser. See Section 15(a)(3) of the 1940 Act; see also The New Germany Fund, Inc., SEC No-Action Letter, 1998 WL 229598 (May 8, 1998). The 1940 Act, however, does not confer similar authority on shareholders to recommend that the board of directors of a registered investment company take such action. See Section 15(a)(3) of the 1940 Act. Rather, whether such a recommendation is a proper subject for action by shareholders of a registered investment company would turn on the laws of the jurisdiction of the company's organization. As discussed above in 1.B., because the shareholders do not have the power under the Declaration of Trust to recommend how the Trustees should manage the business of the Fund, the Shareholder Proposal is not a proper subject for action by shareholders under Massachusetts law.

Further, the Shareholder Proposal is much broader than a proposal dealing with the termination of an investment advisory agreement. See The New Germany Fund, Inc., SEC No-Action Letter, 1998 WL 229598 (May 8, 1998). The Shareholder Proposal recommends that the Fund implement a process for selecting and evaluating the Fund's investment advisor, conduct a comprehensive examination of the costs of operating the Fund, and incorporate the results of such a study in the negotiations of the investment management contract. Because the Shareholder Proposal goes beyond a call to terminate the investment advisory agreement, it does not fall within the shareholders' authority under Section 15(a)(3) of the 1940 Act. See Section 15(a)(3) of the 1940 Act.

3. <u>The Proponent's supporting statement may be excluded pursuant to Rule 14a-8(i)(3) because it violates Rule 14a-9.</u>

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal and supporting statement from its proxy materials "[i]f such proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9...." Rule 14a-9(a) prohibits solicitation of proxies "by means of any proxy statement...containing any statement which at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading...."

The supporting statement is materially misleading for several reasons. First, the proponent cites performance for arbitrarily selected 223-day and three-year periods. This is in itself misleading because the Proponent omits performance data covering a broader and more representative array of time periods. This is recognized by the Commission's own rules regarding disclosure of total return performance, which require the disclosure of total return for the one, five, and ten-year periods in any prospectus or sales literature. <u>See</u>, <u>e.g.</u>, Item 2(c)(2)(iii) of Form N-1A under the 1940 Act. No registered investment company could advertise performance for such arbitrarily selected time periods without severe censure from the Commission. The Fund's average annual total return for the one, five and ten-year periods ended September 30, 2001 was:

<u>Average Annual Total Return for Periods ended September 30, 2001</u>

	Net Asset Value (%)	Market (%)
One Year	-5.30	.29
Five Years	4.06	2.49
Ten Years	9.67	8.86

Further, in discussing the performance of the Fund, the Proponent cites a loss of $1.31 (based on market price) for the period between February 28, 2001 to October 8, 2001. The Proponent also cites a three-year annual loss of 1.8% for the period ending September 30, 2001. This calculation appears to be based on market price. The supporting statement implies that this is reflective of management's performance.

These statements taken together are materially misleading because they focus on market performance rather than net asset value performance. The investment manager cannot control the trading price of the Fund's shares in the secondary market. Thus, any meaningful analysis of the investment manager's performance can only be based on net asset value.

In addition, the supporting statement is materially misleading in that it states that "total compensation to Putnam Management for the fiscal year 2000 was $1,239,706, or 1.11%...." The percentage quoted for the Fund in fact represent the Fund's total expense ratio, not "total compensation to Putnam Management." The effective management fee paid to Putnam Management for fiscal year 2001 was .75%.

The Proponent also compares the Fund's "total compensation" to Vanguard Convertible Securities Fund. It is inherently misleading to compare the fee and expense ratios of a small closed-end fund to a large open-end fund. Further, Vanguard Convertible Securities Fund does not represent a fair cross-section of comparable investment products. In particular, Vanguard Convertible Securities Fund pursues a different investment strategy and has substantially greater net assets. The Commission would not permit a registered investment company to advertise its expense ratio against one arbitrarily selected fund.

Finally, the supporting statement contains several statements that are defamatory. See Rule 14a-9(b) (material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or association, without factual foundation, is misleading). For example, in the second paragraph of the supporting statement, the Proponent states: "They take so long to put out their annual report I do not have the comparative figures for this year...." The statement implies that the Fund does not comply with the 1940 Act's requirements for delivering reports semi-annually to shareholders. In fact, the Fund fully complies with the Commission's rules on delivering annual reports to shareholders within 60 days after the close of its fiscal year on August 31. See Rule 30e-1(c) of the 1940 Act.

In addition, the last three paragraphs of the support statement state:

> In brief, the board of directors have a moral and fiduciary responsibility to the shareholders to review performance, take action to address performance deficiencies, make in-depth review of fees paid, review brokerage costs, and most importantly monitor potential conflicts between the Fund and Putnam Management.
>
> Would the directors let us know if they have ever replaced any Putnam Management team for inferior performance.
>
> A yes vote from active shareholders will convey to the directors that they should not renew contracts with managers just because of a long and close relationship and that the managers are good old boys.

Taken together, these statements attack the integrity of the Trustees, particularly the independent Trustees, by implying that the Trustees are not fulfilling their fiduciary obligations under Massachusetts law and the 1940 Act.

A review of a series of recent Commission "no-action" letters that have addressed this issue in the context of investment companies reveals that the Commission has consistently permitted investment companies to exclude from their proxy materials those portions of shareholder proposals and related supporting statements that contain false or misleading statements. See Templeton Dragon Fund, SEC No-Action Letter, 1998 WL 337469 (June 15, 1998); The Emerging Mexico Fund, SEC No-Action Letter, 1998 WL 229590 (May 8, 1998).

In conclusion, for the reasons stated above, the Fund intends to exclude the Shareholder Proposal from the Proxy Materials for its 2002 Annual Meeting. To the extent that these reasons are based on matters of state law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j). In accordance with the requirements of that Rule, we are including six copies of this letter and each of the attachments noted above and are simultaneously furnishing a copy to the Proponent.

Should the Commission Staff require any additional information, please contact the undersigned at 617-951-7393 or, in my absence, Bryan Chegwidden at 617-951-7400. Should the Commission Staff disagree with the Fund's proposed course of action, we would appreciate the opportunity to confer with the Commission Staff before it issues a response to this letter.

Very truly yours,

John W. Gerstmayr

Attachments

cc: Robert Laukat

Exhibit A

SHAREHOLDER PROPOSAL
BY
ROBERT P. LAUKAT

HOLDER OF 12,898 SHARES

Resolved, that the shareholders of the Putnam High Income Convertible and Bond Fund, assembled in annual meeting in person and by proxy recommend that the board of directors terminate the investment advisory agreement between Putnam Management and the Fund when the current contract expires, and at such time solicit offers from selected advisors, including Putnam, to evaluate the cost and the ability of the candidates to perform for the benefit of the shareholders.

At the same time, the board should make a comprehensive study of the cost of operating the Fund with a view to reducing compensation to any future fund manager.

SUPPORTING STATEMENT

The February 28, 2001 market price of our Fund was 8.29 cents a share, according to the semi-annual report. As of this writing, October 10, 2001, the market price is $6.96, a loss of $1.31. Dividends of 0.3815 reduce our seven month ten day loss to 92.85 cents. Barrons Lipper Mutual Fund Report dated October 8, 2001 reports a three year annual loss of 1.8 percent for the period ending September 30, 2001.

Total compensation to Putnam Management for the fiscal year 2000 was $1,239,706, or 1.11% of the average net assets of the Fund, according to their annual report for the year ending August 31, 2000. They take so long to put out their annual report I do not have the comparative figures for this year, but it should be less.

Vanguard's Convertible Securities Fund has an annual expense charge of about 0.25%. Mr. John C. Bogle, former chairman and chief executive officer of the Vanguard Group, was quoted in the June 20, 2000 Wall Street Journal, with the following statement:

> *Investment horizons that are too short and costs that are too high are the principal problems facing the mutual fund industry. The root cause of these failings is the industry's failure to focus on the primacy of the fund shareholder. It's called stewardship. The investment company act of 1940 warns against organizing operating and managing funds in the interests of the investment advisors rather than the interest of the shareholders, but that warning isn't adequately heeded today. It is high time that fund managers and independent directors as well as public officials, the media and the shareholders give these issues the attention they deserve.*

In brief, the board of directors have a moral and fiduciary responsibility to the shareholders to review performance, take action to address performance deficiencies, make in-depth review of fees paid, review brokerage costs, and most importantly monitor potential conflicts between the Fund and Putnam Management.

Would the directors let us know if they have ever replaced any Putnam Management team for inferior performance.

A yes vote from active shareholders will convey to the directors that they should not renew contracts with managers just because of a long and close relationship and that the managers are good old boys.

Exhibit B

Pertinent Provisions of the Putnam High Income Convertible and Bond Fund Agreement and Declaration of Trust

ARTICLE IV
The Trustees

Election

Section 1. In each year beginning in 1988, at the annual meeting of Shareholders or at any special meeting held in lieu thereof, or at any special meeting held before 1988, the Shareholders shall fix the number of and elect a Board of not less than three Trustees, each of whom shall serve until the next annual meeting or special meeting in lieu thereof and until the election and qualification of his or her successor, or until he or she sooner dies, resigns or is removed. The initial Trustees, each of whom shall serve until the first meeting of Shareholders at which Trustees are elected and until his or her successor is elected and qualified, or until he or she sooner dies, resigns or is removed shall be George Putnam and Alla O'Brien and such other persons as the Trustee or Trustees then in office shall, prior to any sale of Shares pursuant to public offering, appoint.

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Powers

Section 3. Subject to the provisions of this Declaration of Trust, the business of the Trust shall be managed by the Trustees, and they shall have all powers necessary or convenient to carry out that responsibility. Without limiting the foregoing, the Trustees may adopt Bylaws not inconsistent with this Declaration of Trust providing for the conduct of the business of the Trust and may amend and repeal them to the extent that such Bylaws do not reserve that right to the Shareholders; they may fill vacancies in or add to their number, and may elect and remove such officers and appoint and terminate such agents as they consider appropriate; they may appoint from their own number, and terminate, any one or more committees consisting of two or more Trustees, including an executive committee which may, when the Trustees are not in session, exercise some or all of the power and authority of the Trustees as the Trustees may determine; they may employ one or more custodians of the assets of the Trust and may authorize such custodians to employ subcustodians and to deposit all or any part of such assets in a system or systems for the central handling of securities, retain a transfer agent or a shareholder servicing agent, or both, provide for the distribution of Shares by the Trust, through one or more principal underwriters or otherwise, set record dates for the determination of Shareholders with respect to various matters, and in general delegate such authority as they consider desirable to any officer of the Trust, to any committee of the Trustees and to any agent or employee of the Trust or to any such custodian or underwriter.

Without limiting the foregoing, the Trustees shall have power and authority:

(a) To invest and reinvest cash, and to hold cash uninvested;

(b) To sell, exchange, lend, pledge, mortgage, hypothecate, write options on and lease the assets of the Trust except as otherwise provided in Article IX, Section 5;

(c) To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities or property; and to execute and deliver proxies or powers of attorney to such person or persons as the Trustees shall deem proper, granting to such person or persons such power and discretion with relation to securities or property as the Trustees shall deem proper;

(d) To exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of securities;

(e) To hold any security or property in a form not indicating any trust, whether in bearer, unregistered or other negotiable form, or in the name of the Trustees or of the Trust or in the name of a custodian, subcustodian or other depositary or a nominee or nominees or otherwise;

(f) To consent to or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer, any security of which is or was held in the Trust; to consent to any contract, lease, mortgage, purchase or sale of property by such corporation or issuer, and to pay calls or subscriptions with respect to any security held in the Trust;

(g) To join with other security holders in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security with, or transfer any security to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security (whether or not so deposited or transferred) as the Trustees shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Trustees shall deem proper;

(h) To compromise, arbitrate or otherwise adjust claims in favor of or against the Trust or any matter in controversy, including but not limited to claims for taxes;

(i) To enter into joint ventures, general or limited partnerships and any other combinations or associations;

(j) To borrow funds;

(k) To endorse or guarantee the payment of any notes or other obligations of any person; to make contracts of guaranty or suretyship, or otherwise assume liability for payment thereof; and to mortgage and pledge the Trust property or any part thereof to secure any of or all such obligations;

(l) To purchase and pay for entirely out of Trust property such insurance as they may deem necessary or appropriate for the conduct of the business, including without limitation, insurance policies insuring the assets of the Trust and payment of distributions and principal on its portfolio investments, and insurance policies insuring the Shareholders, Trustees, officers, employees, agents, investment advisers or managers, principal underwriters, or independent contractors of the Trust individually against all claims and liabilities of every nature arising by reason of holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such person as Shareholder, Trustee, officer, employee, agent, investment adviser or manager, principal underwriter, or independent contractor, including any action taken or omitted that may be determined to constitute negligence, whether or not the Trust would have the power to indemnify such person against such liability; and

(m) To pay pensions for faithful service, as deemed appropriate by the Trustees, and to adopt, establish and carry out pension, profit-sharing, share bonus, share purchase, savings, thrift and other retirement, incentive and benefit plans, trusts and provisions, including the purchasing of life insurance and annuity contracts as a means of providing such retirement and other benefits, for any or all of the Trustees, officers, employees and agents of the Trust.

The Trustees shall not in any way be bound or limited by any present or future law or custom in regard to investments by trustees. Except as otherwise provided herein or from time to time in the Bylaws, any action to be taken by the Trustees may be taken by a majority of the Trustees present at a meeting of Trustees (a quorum being present), within or without Massachusetts, including any meeting held by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting, or by written consents of a majority of the Trustees then in office.

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Section 6. Subject to a favorable Majority Shareholder Vote, the Trustees may, at any time and from time to time, contract for exclusive or nonexclusive advisory and/or management services with any corporation, trust, association or other organization (the "Manager"), every such contract to comply with such requirements and restrictions as may be set forth in the Bylaws; and any such contract may contain such other terms interpretive of or in addition to said requirements and restrictions as the Trustees may determine, including, without limitation, authority to determine from time to time what investments shall be purchased, held, sold or exchanged and what portion, if any, of the assets of the Trust shall be held uninvested and to make changes in the Trust's investments. The Trustees may also, at any time and from time to time, contract with the Manager or any other corporation, trust, association or other organization, appointing it exclusive or nonexclusive distributor or principal underwriter for the Shares, every

Robert P. Laukat
23340 Lakewood Drive
Twain Harte, California 95383
209 • 586-7734

January 14, 2002

U. S. Securities and Exchange Commission
Division of Investment Management
Office of the Chief Counsel
450 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen

I am responding to the January 8, 2002 letter submitted by Ropes & Gray on behalf of Putnam High Income Convertible and Bond Fund to my shareholder's proposal dated October 10, 2001.

Rather than go over point-by-point the reasons Putnam is objecting to my proposal, please allow me to say that I am limited to 500 words on any proposal. For that reason, I assume they feel I have been vague in some of the proposal details, but that, of course is the reason.

They seem to allude to the fact that my proposal is not legal. They also allude to the fact that submitting a shareholder proposal in the state of Massachusetts is not legal. I am sure that is not true.

Remember, in my proposal, I am only making suggestions, not on how they should run the fund.

If they wish to contact me on specific changes they would like me to make in the proposal, I will try to accommodate them so long as it does not change the integrity of my proposal. Please reject their response to my proposal.

Sincerely,

Robert P. Laukat

cc: Mr. John Vernai
Putnam High Income and Convertible Bond Fund
Post Office Box 41203
Providence, RI 02940-1203